Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi Athens, 15125

Greece

+30 210 876-4858

June 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel, Office of Information Technologies and Services

Re:	Stellar Acquisition III Inc.
Registration Statement on Form S-4
Filed April 11, 2018
File No. 333-224227

Ladies and Gentlemen:

Stellar Acquisition III Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated May 14, 2018 (the “Letter”) regarding the above-referenced registration statement on Form S-4 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including a number of updating changes and, to the extent indicated below, reflecting our responses to the Staff’s comments.

General

1.	Comment:

You disclose on page 72 that, pursuant to the merger agreement, Phunware has agreed to use commercially reasonable efforts to consummate an initial block-chain technology token generation event via the launch of PhunCoin on or prior to June 30, 2018.

Response:

Please see the specific responses set forth below following each of the comments below.

The Company has correspondingly updated the disclosure on pages 189 and 190 of Amendment No. 1.

Securities and Exchange Commission

June 11, 2018

Comment:

Please provide details of the mechanics of Phunware’s initial block-chain technology token generation event. Explain how Phunware intends to comply with the registration and other requirements of the federal securities laws.

Response: Phunware has advised the Company that it intends to form a wholly-owned subsidiary (the “PhunCoin Sub”) that will be the issuer of the PhunCoin. PhunCoin will be designed for use within the PhunCoin ecosystem, which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services. The PhunCoin ecosystem is currently in the development stage and is intended to enhance and augment Phunware’s current mobile application platform, which enables businesses to engage, manage and monetize the information collected by Phunware’s customers from Phunware’s consumers.

We have been advised that Phunware currently anticipates that Phunware’s products and technologies will be enhanced through the creation of the PhunCoin ecosystem, and that users in the new PhunCoin ecosystem will fall into three basic categories:

•	Manufacturers, consumer product companies, marketing firms, brands and other sellers of goods and services. Phunware generally refers to this group as its “customers.”

•	Individuals that provide personally identifiable information to Phunware and its customers. Phunware generally refers to this group as “consumers.”

•	Application developers that will include the PhunCoin software development kits into their applications and other software developers and engineers that will help create and maintain the PhunCoin ecosystem. Phunware generally refers to this group as “developers.”

As advised by Phunware, Phunware anticipates that when the PhunCoin ecosystem becomes operational, Phunware’s customers will generally continue to pay cash for use of Phunware’s technology and its consumers and developers will generally receive PhunCoin in exchange for providing services and information to Phunware and its customers.

Initially, the PhunCoin Sub will be issuing rights to receive future PhunCoin (the “Rights”). These Rights will only be issued to accredited investors pursuant to an offering conducted in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) that complies with know-your-customer (“KYC”), anti-money-laundering (“AML”) and accredited investor verification requirements. This offering of Rights is intended to fund the development and completion of the PhunCoin ecosystem. In addition, as part of Phunware’s Series F preferred stock financing conducted in reliance on exemptions from registration requirements under Section 4(a)(2) of the Securities Act, investors in such financing received a warrant to purchase Series F preferred stock of Phunware as well as a right to the future issuance of a certain amount of PhunCoin.

Securities and Exchange Commission

June 11, 2018

Phunware has advised the Company that, when the PhunCoin ecosystem is operational, which Phunware expects will be approximately one year after the Rule 506(c) offering for Rights has closed, Phunware expects that the PhunCoin Sub will issue PhunCoin pursuant to Regulation A (Tier 2) (“Reg A+”). Phunware intends to use Reg A+ because it expects the recipients of PhunCoin to include both accredited and unaccredited investors who will be issued PhunCoins that have been qualified in the Reg A+ offering. As described in greater detail below, Phunware expects consumers to provide their personally identifiable information and data in exchange for PhunCoin that has been qualified under Reg A+, to assist customers by better informing brands through enriching data by consumers providing additional information to build a more complete consumer profile and/or by consumers participating in marketing campaigns. With respect to secondary purchases and sales of Rights, if applicable, and PhunCoin, such transfers will only be permitted in compliance with either resale exemptions under federal securities laws such as Rule 144, or the qualification of such privately placed PhunCoin under the Reg A+ offering discussed below (subject to volume restrictions on selling shareholder securities). In addition, the listing and trading of PhunCoin will only be authorized on alternative trading systems registered with the SEC. As the PhunCoin Sub (prior to the qualification of PhunCoin under Reg A+) is a non-reporting company, the transfer restrictions applicable to accredited investors will be lifted after twelve months pursuant to Rule 144, and Phunware intends to use only compliant exchanges in order to ensure proper KYC/AML processes are in place.

Comment:

Describe how the token generation event will result in proceeds to you and disclose how you will use those proceeds.

Response:

Phunware’s “token generation event” referred to in Amendment No. 1 is meant to refer to the launch of its PhunCoin ecosystem, initially through the Rule 506(c) offering for Rights, which will result in proceeds to the PhunCoin Sub and its parent company, Phunware (together, the “Phunware Companies”), to be followed by a fully compliant Reg A+ offering for PhunCoin. The Company has been advised that Phunware currently expects that the proceeds from the Rule 506(c) offering of Rights will be used solely to fund development of the PhunCoin ecosystem, with any additional amounts being used at the discretion of Phunware.

The Company has been advised that Phunware currently estimates that the proceeds from the Rule 506(c) offering of Rights will be used as follows:

•	35% - Sales & Marketing

•	35% - Research & Development

•	20% - Ecosystem Development

•	10% - General & Administrative

Securities and Exchange Commission

June 11, 2018

Comment:

Please describe the technical characteristics of the PhunCoin, including how it will be distributed and whether, and if so how, holders can trade or redeem it.

Response: Phunware has advised the Company that PhunCoin will be digital assets built and transacted on top of an existing blockchain technology. Phunware does not intend to create its own blockchain technology. As a part of its research and development, Phunware expects to evaluate several blockchain technologies to determine which of these providers meet the design specifications Phunware requires to create the ecosystem. Phunware is currently evaluating the feasibility of potential solutions such as Ethereum, Stellar, Cardano and EOS. For each blockchain technology, Phunware expects to conduct technical evaluations, performance evaluations, user testing, and other analyses in order to determine the best technology for the PhunCoin ecosystem. In addition, Phunware will only launch on a blockchain technology that will enable it to comply with the registration and other requirements of the federal securities laws and other applicable laws and regulations.

As described above, the initial distribution of PhunCoin will occur through the issuance of PhunCoin in connection with the warrant and the offering of Rights (which will entitle holders to exchange those warrants or Rights, as applicable, for PhunCoin) and thereafter through the qualification and issuance of PhunCoin in compliance with Reg A+. Accredited investors who purchase Rights in the Rule 506(c) offering are expected to receive their PhunCoin via a transaction on the blockchain to a digital wallet under their control only after the 12-month holding period has ended or in conjunction with a qualified Reg A+ offering in which the PhunCoin related to the 506(c) offering will be included in the PhunCoin to be qualified under Reg A+ (i.e., up to $15 million assuming a $50 million initial Reg A+ offering); provided, however, that their PhunCoin may be released earlier if SEC compliant alternative trading systems and/or technology that allows required resale restrictions to be embedded in the blockchain is otherwise available sooner. Accredited investors who hold warrants are expected to receive PhunCoin upon the earlier of the date such PhunCoin are freely tradeable under rule 144 or the qualification of the Reg A+ offering.

Once Phunware’s proposed Reg A+ offering is qualified by the Commission, Phunware intends to distribute PhunCoin qualified under Reg A+ to consumers in exchange for their agreements to provide certain benefits to Phunware, including, but not limited to, enriching their data with additional information and participating in marketing campaigns that will assist Phunware to deliver increased value to customers. Phunware also expects to distribute PhunCoin qualified under Reg A + to developers in exchange for services, i.e., for the inclusion of the PhunCoin software development kit (i.e. SDK) into the developers’ applications and for the application usage data they provide to the system.

Securities and Exchange Commission

June 11, 2018

Phunware has advised the Company that it plans to also register as a money services business with the U.S. Department of the Treasury’s Financial Crimes Enforcement Network to the extent PhunCoin are considered a convertible virtual currency. Phunware also plans to obtain state money transmitter licenses where required as it builds its digital marketplace in order to enable holders of PhunCoin to redeem their tokens with the PhunCoin Sub for gift cards or other digital goods and services offered by the PhunCoin Sub. Phunware is exploring whether, in the future, PhunCoin could also be transacted between users as opposed to redemption by PhunCoin Sub (for example, facilitating token holders paying developers directly with PhunCoin for digital goods and services provided by developers or consumers using PhunCoin to purchase goods directly from customers). Phunware understands that this type of functionality may require the PhunCoin ecosystem to become a registered broker-dealer and registered as an alternative trading system with the Commission.

Phunware has also advised the Company that to the extent that state securities laws impose additional restrictions or requirements on the issuance of the PhunCoin to users, it will not issue PhunCoin in those states unless the issuance complies with such state rules and regulations.

To reiterate, the parameters of the PhunCoin ecosystem and the specific mechanics and processes to be used in operating the ecosystem and issuing PhunCoins are still being analyzed and formulated. Therefore, the descriptions above may be modified in order to ensure compliance with all regulatory requirements at both the federal and state levels, including in the areas of securities law, commodities laws and FinCen regulations that are identified as being implicated in the PhunCoin ecosystem as it eventually will be implemented.

Comment:

Describe whether you have or will take action to have PhunCoin listed for trading on any trading platform.

Response: The Company has been advised that, at this time, Phunware has not taken any steps to list PhunCoin on a trading platform. Phunware has advised the Company that it intends to list PhunCoin on trading platforms in the future, provided that those platforms comply with all applicable federal securities laws.

Comment:

Describe the legal and economic rights of the PhunCoin. Disclose whether all PhunCoins will have the same rights.

Response: The Company has been advised by Phunware that PhunCoin is intended to be a digital asset that entitles the holder to access the PhunCoin ecosystem that Phunware is building and to use PhunCoin in exchange for goods and services in the PhunCoin ecosystem. Both the PhunCoin and the PhunCoin ecosystem are currently under development, so the specific legal and economic rights have not been finalized. However, the Company has been informed that Phunware does not expect that PhunCoin will have any governance, voting, ownership, dividend or other rights with respect to either PhunCoin Sub or Phunware, and that Phunware expects that all holders of PhunCoin will have the same rights. The Company has been advised that Phunware is committed to investor protection, transparency and full disclosure in addition to complying with all the disclosure requirements of the federal securities laws in connection with the issuance of PhunCoin. The Company has also been informed that, in this regard, Phunware intends to provide detailed information to all of its users as to the mechanics, benefits and risks of using PhunCoin and the PhunCoin ecosystem.

Securities and Exchange Commission

June 11, 2018

Comment:

Describe how PhunCoin relates to Phunware’s core business and how Phunware will use PhunCoin for core business activities. Explain how you expect the token generation event to impact your primary operations. Also, discuss the costs of creating PhunCoin and the material risks you face in implementing it.

Response: Phunware’s core business is as a mobile application platform enabling its customers to utilize the platform to engage, manage and monetize their interaction with consumers. Today, this takes the form of software modules such as location-based services, analytics, content management, marketing automation, and other customer engagement technologies designed to create desired business outcomes for that customer.

Phunware has informed the Company that it expects to integrate PhunCoin into its core business platform as well as create new software and systems to support the PhunCoin ecosystem.

PhunCoin will complement and supplement Phunware’s core business by adding new capabilities for its customers to use “cryptonetworking” (see Response to Comment No. 22) to engage consumers, while at the same time creating a new ecosystem that allows those consumers to benefit from the provision and use of their data. Phunware has advised the Company that its core business enables the rapid integration of mobile solutions, but PhunCoin further enhances that capability by incentivizing customer and consumer engagement with these solutions.

Phunware faces several material risks relating to the implementation of PhunCoin. Phunware, through the PhunCoin Sub will be required to raise adequate capital to fund development of the PhunCoin ecosystem, which will require time, effort and technical skill in order to develop and launch PhunCoin and the ecosystem. Given the regulatory complexity with respect to cryptocurrency and related digital assets, complying with such regulations, which could change in the future or be subject to new interpretations, could have a material and adverse effect on Phunware’s ability to develop, launch and continue to operate PhunCoin and the ecosystem.

2.	Comment:

You state on page 182 that “the PhunCoin crypto token will empower users to control and be compensated for the data they contribute to the system, and it will prevent traditional security breach concerns by storing and biometrically protecting data and self- sovereign identity client-side (versus in the cloud).” Please describe your security and custody arrangements for the PhunCoin including how you intend to validate existence, exclusive ownership, and software functionality of private digital asset keys and other ownership records.

Securities and Exchange Commission

June 11, 2018

Response: Phunware has advised the Company that each PhunCoin User account will be created using a technology called self-sovereign identity. This is an identity that is based on blockchain technology and gives the User full control over this identity without a central authority. Since Phunware’s approach to this identity starts with an application and the User’s mobile device, the User who creates this identity will then be paired to the device through a relationship on that identity system. In addition, this identity will be paired with an account on the blockchain provider, which will then be the blockchain account at which the PhunCoin can be received via transactions. Key recovery functions and custody of private digital asset keys will be handled by the identity solution provider and integrated into the software system.

Phunware does not intend to create its own self-sovereign identity system, but to evaluate other existing systems already proven in the market and to integrate them into the PhunCoin system. Such providers include, but are not limited to, Sovrin/Everynm (i.e. www.sovrin.org), Veres.One (i.e. www.veres.one) and uPort (i.e. www.uport.me). As a part of research and development, Phunware will evaluate an array of self-sovereign technology providers to determine which of these providers meet the design specifications it requires to create the ecosystem. For each provider, Phunware will conduct technical evaluations, performance evaluations, user testing, etc. to determine the best technology for the ecosystem. This will include evaluation and implementation of the technical architecture needed to validate ownership and approve transfer of PhunCoin in order to comply with applicable securities laws.

Where possible, Phunware intends to use existing mobile security features, such as, but not limited to, Apple Touch ID to further secure and at the same time enable easy access to the PhunCoin application using biometric/fingerprint capabilities of those devices.

The Company has correspondingly updated the disclosure on page 191 of Amendment No. 1.

3.	Comment:

Please discuss the consequences of Phunware not being able to raise a minimum of $10 million through its PhunCoin offering prior to June 30, 2018. Disclose whether this could lead to a termination of the merger agreement or whether there are other material consequences.

Response: Pursuant to the merger agreement, Phunware committed to using commercially reasonable efforts to raise between $10 million and $100 million through its PhunCoin offering prior to June 30, 2018. Failure to comply in a material respect with such commitment to use commercially reasonable efforts would give Stellar the right to terminate the merger agreement if such breach is not cured twenty days after written notice of such breach is provided by Stellar. No termination fee is payable by either party in the event of such termination.

Such termination right would not be exercisable if Phunware did use commercially reasonable efforts but was unable to raise a minimum of $10 million through its PhunCoin offering prior to June 30, 2018, and no other material consequences under the merger agreement would be triggered in such circumstances.

The Company has updated the disclosure on page 75 of Amendment No. 1 to address the Staff’s comment.

Securities and Exchange Commission

June 11, 2018

4.	Comment:

The proposals in the joint proxy statement require a majority vote of all equity securities, a majority vote of a class of an equity security, or a two-thirds vote for the Stellar Redomestication Proposal, as applicable. Please specify the percentage of votes that will be covered by the Voting Agreements and Sponsor Voting Agreement and clarify the public or non-affiliated vote required to approve each of the proposals after taking into account such voting agreements votes. Also file the agreements as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K.

Response: We have added disclosures on pages 11, 22, 97, 115, 128, 134, 137 and 138 of Amendment No. 1 to specify the percentage of votes that will be covered by the Voting Agreements and the Sponsor Voting Agreement and also to clarify the public or non-affiliated vote required to approve each of the proposals for the Stellar special meeting after taking into accounts votes to be cast pursuant to such agreements.

We have filed the Form of Voting Agreement and Form of Sponsor Voting Agreement as Exhibits 10.18 and 10.19 to the Registration Statement.

5.	Comment:

Please provide pre- and post-merger organizational charts. In this regard, we note that the Phunware Group includes direct and indirect subsidiaries of Phunware.

Response: We have added disclosure to page 94 of Amendment No. 1 to present the pre- and post-merger organizational charts of the Phunware Group, including the direct and indirect subsidiaries of Phunware.

Summary of the Material Terms of the Proposals, page 6

6.	Comment:

You state on page 89 “in the event that the Merger Agreement is terminated either (i) by Stellar for a Change in Recommendation by Phunware’s board of directors or (ii) by either Stellar or Phunware for Phunware failing to receive the Phunware Stockholder Approval after a Change in Recommendation by Phunware’s board of directors, then Phunware shall pay to Stellar a cash termination fee equal to $12,000,000.” Please revise here to discuss the termination provisions and termination fees. Additionally, clarify, if true, that there is no circumstance under which Stellar will pay termination fees.

Response: The Company has added a more complete summary of the termination rights and termination fees on page 93 in the summary section of Amendment No. 1. We have also clarified here and on page 93 of Amendment No. 1 that there are no termination fees other than those payable under these circumstances.

Securities and Exchange Commission

June 11, 2018

Q: What will Phunware’s stockholders receive in return for the acquisition of Phunware by Stellar?... page 17

7.	Comment:

You state that the consideration to be paid to Phunware stockholders will be adjusted by, amongst others, aggregate cash and cash equivalents of Phunware. We note that the launch of PhunCoin will occur on or prior to June 30, 2018 and the vote to approve the merger will occur after June 30, 2018. Please discuss how the merger consideration will be impacted by the launch of PhunCoin.

Response: Phunware and the Company have both agreed that they did not intend for the token generation event or the launch of PhunCoin to affect the merger consideration in any manner. The parties are reviewing whether any amendment or waiver is required under the Merger Agreement to cure any ambiguity with respect to this point. We have clarified this on page 19 of Amendment No. 1.

Comment:

Please define “Redemption Price” and clarify the timing and how the redemption price will be calculated. In this regard, we note that Section 9.2 of your current certificate of incorporation indicates that the redemption price will be calculated two days prior the consummation of the initial Business Combination.

Response: We have added the definition of “Redemption Price” to the list of “Frequently Used Terms” on page 4 of Amendment No. 1. We have also clarified on page 4 of Amendment No. 1 that the Redemption Price will be calculated two days prior to the consummation of the Business Combination in accordance with Stellar’s certificate of incorporation as currently in effect.

8.	Comment:

Please include an illustrative example of the merger consideration, which should highlight the minimum expected consideration on a per share basis.

Response: We have added disclosure on page 89 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

If the conditions of the Merger are not met, the Business Combination will not …, page 56

Securities and Exchange Commission

June 11, 2018

9.	Comment:

You state that “even if the Merger is approved by the shareholders of Stellar and Phunware, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Merger Agreement.” Please expand your disclosure to discuss all material conditions that must be satisfied or waived, and the material consequences if such conditions are not met.

Response: We have expanded the disclosure on page 58 of Amendment No. 1 to note some of the more material conditions and to disclose that, if the Closing does not occur, Stellar may be required to liquidate.

The Merger Agreement and Related Agreements

Covenants of the Parties, page 86

10.	Comment:

Please file the consent of director nominee, Alan Knitowski. Refer to Rule 438 of Regulation C under the Securities Act.

Response: The form of consent of director nominee Alan Knitowski has been filed as Exhibit 99.3 to Amendment No. 1.

Termination, page 89

11.	Comment:

Please tell us whether the non-performance of any of the covenants discussed on page 7 would constitute a “material uncured breach.”

Response: Non-performance of the covenants discussed in the Registration Statement could potentially constitute a material uncured breach, depending on the relevant facts and circumstances surrounding the breach and the impact of the breach. The covenants discussed on page 7 do not constitute all of the applicable covenants, but rather the covenants that were specified are those that may not be customary.

Stellar Proposal 1: The Redomestication Proposal

Comparison of Shareholder Rights Before and After the Redomestication, page 105

12.	Comment:

Please clarify on pages 60 and 108-109 whether your exclusive forum provisions related to derivative lawsuits alleging violations of federal securities laws may be brought in either federal or Delaware court.

Securities and Exchange Commission

June 11, 2018

Response: The disclosure on page 63 of Amendment No. 1 has been revised to provide as follows: “The Successor’s certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.”

The disclosure is consistent with Article VI(G) of the Successor’s Certificate of Incorporation, which was filed with the initial Registration Statement.

Stellar Proposal 2: The Stellar Business Combination Proposal

Background of the Business Combination, page 112

13.	Comment:

You state that “Stellar evaluated in excess of 36 potential transactions and exchanged Letters of Intent with 12 such entities.” With respect to the letters of intent exchanged with 12 entities, to the extent material, please address any significant negotiations that took place and discuss why the proposed transactions were ultimately not pursued.

Response: We have added disclosure on page 118 of Amendment No. 1 in response to the Staff’s comment.

14.	Comment:

Please provide material details of your negotiations with and evaluations of Phunware, including the timeline for when the negotiations for the merger agreement began and the dates of meetings involved, the terms negotiated and how the price of the deal was reached. To the extent there were substantive developments at the meetings, such as with respect to the amount of consideration, please provide a materially complete description.

Response: Stellar has expanded the disclosure on pages 123 and 150 of Amendment No. 1 to provide more information relating to its negotiation with and evaluation of Phunware.

Securities and Exchange Commission

June 11, 2018

Projections, page 113

15.	Comment:

Please clarify how the revenue projections provided by Phunware materially differs from GAAP revenue. Further, describe the “numerous assumptions” used to determine these projected non-GAAP revenue amounts and describe in detail the “projected trends, potential opportunities and strategic plans” that affected such projections.

Response: The Company has been informed by Phunware that the revenue projections provided by Phunware are presented on a consistent basis with Phunware’s historical GAAP revenue. Phunware has clarified the disclosure on pages 119 and 120 of Amendment No. 1 in response to the Staff’s comment.

Satisfaction of 80% Test, page 114

16.	Comment:

Please provide details with respect to the comparable companies you considered and how the Stellar Board determined that Phunware has a fair market value of approximately $301 million.

Response: We have added disclosure on page 120 of Amendment No. 1 in response to the Staff’s comment.

The Board’s Reasons for Approval of the Business Combination, page 116

Securities and Exchange Commission

June 11, 2018

17.	Comment:

Please expand each bullet point on pages 115 and 116 to explain why each factor was considered material by the board of directors with respect to the approval of the merger agreement. Please tailor your response to the specific aspects of Phunware that relates to each reason.

Response: We have added disclosure on page 122 of Amendment No. 1 to provide greater detail regarding why each factor was considered material to Stellar’s Board in response to the Staff’s comment

18.	Comment:

Please clarify which of the “other risks” not otherwise disclosed on page 116 are the material negative deterrents considered by the board of directors prior to its vote. For example, to the extent relevant, discuss any potential liquidity or going concern issues with Phunware, the ability to value Phunware, and material regulatory concerns.

Response: For a discussion of the “other risks” considered by Stellar’s Board not disclosed on page 123 of Amendment No. 1, reference is made to the pertinent Risk Factors Relating to Phunware starting on page 64 of the Registration Statement.

No Opinion of Financial Advisor, page 116

19.	Comment:

You disclose that you did not obtain a third-party valuation or fairness opinion in connection with the board’s determination to approve the business combination, instead relying on the management’s expertise, experience and backgrounds, “together with the experience and sector experience of our financial advisors.” Please identify these financial advisors and describe the role they played in the negotiations and evaluations of the offers or merger proposals.

Response: We have added disclosure on page 123 of Amendment No. 1 in response to the Staff’s comment.

20.	Comment:

Please clarify the steps and analyses management performed to ultimately conclude Phunware had a valuation in excess of $301 million or that the merger consideration was fair to investors. Clarify how the projections on page 114 from Phunware were used in such analyses. Also revise your disclosure on page 114 to provide details with respect to the comparable companies the board considered in determining that Phunware has a fair market value of approximately $301 million.

Response: We believe that we have provided all pertinent data and input in our response to Comment No. 17 which we believe covers the information requested by this Comment No. 21. Stellar has revised the disclosure on page 120 of Amendment No. 1 to describe that the set of comparable companies that was considered. These included companies with a mix of SaaS (software-as-a-service) contracts extending over various periods of time and also transactional agreements (mainly provision of one-off services).

Securities and Exchange Commission

June 11, 2018

Stellar Proposal 6: The Director Election Proposal, page 132

21.	Comment:

Please clarify the effect of Section 5.17 of the merger agreement as to the composition of the board of directors. For example, pursuant to the merger agreement, Stellar receives the right to nominate two Class III Directors, and chose Messrs. Tsirigakis and Syllantavos, while Phunware has the right to nominate five initial directors after the reorganization and merger. The merger agreement indicates that Phunware chose Mr. Knitowski and will select the other four director nominees, two of which must be independent. The merger agreement also includes a provision that the size of the board would increase to nine members if it is not majority independent, and the two additional directors would be chosen mutual chosen by Stellar and Phunware.

Response: The Company has updated the disclosure on page 139 of Amendment No. 1 to address the Staff’s comment.

Information About Phunware, page 179

22.	Comment:

You refer to Cryptonetworking, including a PhunCoin crypto ecosystem, as one of your product or solution offerings. Please explain what Cryptonetworking is and whether it is currently available to your customers. Also, clarify whether this is a stand-alone product or if it will be integrated with your MaaS software, such as your loyalty and rewards services. If you currently generate revenue from this product or solution offerings, include a discussion of the related accounting in your disclosures on page F-25, if material.

Response: Cryptonetworking is the use of one or many blockchain technologies to create an application for the purposes of the PhunCoin ecosystem, which is intended to be a rewards marketplace and data exchange whereby consumers are given PhunCoin in exchange for their information and PhunCoin can be redeemed by consumers for goods and services.

The Company has been advised by Phunware that cryptonetworking is currently not available to its customers. To make cryptonetworking available, Phunware intends to deploy a combination of standalone technology as well as integration into its MaaS platform. For example, the PhunCoin wallet will be a standalone software, allowing the management of PhunCoin digital tokens to be used in the PhunCoin ecosystem. However, Phunware’s marketing automation module will be integrated such that customers can use cryptonetworking as a reward for consumers taking action in an application built on the MaaS platform. As noted in our response to Comment No. 1, to the extent this type of functionality may require the PhunCoin ecosystem to become a registered broker-dealer and registered as an alternative trading system with the Commission, the Company would undertake those registrations or revise the functionality in order to remain fully compliant with all applicable securities laws. The Company has been advised that Phunware expects the PhunCoin Sub to enter into various agreements with Phunware with respect to shared services and licensing with respect to Phunware technology, systems and personnel that will be used by the PhunCoin Sub.

The Company has also been advised that Phunware it is not currently generating, nor in the past has it generated, revenue from this product or solution offering.

Securities and Exchange Commission

June 11, 2018

23.	Comment:

You refer to MaaS platform offerings that include one-to-five year software licenses as well as perpetual licenses. Please clarify which of your offerings include perpetual vs. term licenses. To the extent your solutions include perpetual licenses, revise to further explain the components of these arrangements. Also, tell us the percentage of revenues generated from arrangements that include perpetual licenses for each period presented. To the extent material, please make the necessary revisions to your disclosures in Note 2 to clarify your accounting for such arrangements.

Response: Based on input from Phunware, we have updated the disclosure on page 188 of Amendment No. 1 to clarify the composition of Phunware’s MaaS platform offerings. The Company has been further been advised by Phunware that Phunware is only engaged in selling term licenses, not perpetual licenses, to its platform subscription customers and that there has been no revenue generated from perpetual licenses for the time periods presented. Phunware has also updated its disclosure in Note 2 of its financial statements to clarify the accounting for such arrangements.

Concentration of Major Customers, page 183

24.	Comment:

In light of the significant amounts of revenue generated through your arrangements with Fox Networks Group and Fetch Media, Ltd., please disclose the material terms of such agreements including the duration and termination provisions, as applicable. Also file the respective agreements as exhibits to the registrant statement or tell us why you believe these are not material. Refer to Item 601(b)(10) of Regulation S-K.

Response: Phunware has advised Stellar that it believe that its agreements with Fox Networks Group (“Fox Networks”) and Fetch Media, Ltd. (“Fetch”) are not material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K because the agreements are contracts that ordinarily accompany the kind of business conducted by Phunware and Phunware is not substantially dependent on these agreements. In addition, Phunware does not believe that the agreements are otherwise required to be filed under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

June 11, 2018

Phunware has advised Stellar that its basis for concluding that its agreements with each of Fox Networks and Fetch are not material contracts is as follows: in the case of Fox Networks, Phunware has a master agreement that is a standard agreement for a seller of MaaS and related media services such as Phunware. Each particular engagement with Fox Networks is typically governed by a separate statement of work that delineates the specific terms of the MaaS and related media services to be provided. In the case of Fetch, Phunware has a services level agreement with Fetch and then Fetch places specific engagements with Fetch’s end-customer that provide Phunware’s MaaS and related media services. In both cases, there are no terms of these agreements that would be material to the business and operations of Phunware, such as a minimum commitment from either customer or certain exclusivity arrangement. All of these agreements contain terms of service that generally are consistent across Phunware’s customers and do not impose obligations on Phunware that would otherwise be material to Phunware’s business and operations. As a result, Phunware views the agreements as contracts that ordinarily accompany the business conducted by Phunware and, because of the lack of any commitments to provide a certain amount of business, Phunware is not substantially dependent on the agreements. Over time, Phunware’s business shifts among various customers, and nothing contained in the Fox Networks or Fetch agreements leads to a particular level of dependency by the Phunware on either Fox Networks or Fetch. The level of revenue with a particular customer varies on the business success that Phunware has with such customer. For these reasons, Phunware believes that the agreements that it has entered into with Fox Networks and Fetch are not required to be filed as exhibits to the Registration Statement because they are not material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Phunware

Overview, page 193

25.	Comment:

You state your position in specified markets has “resulted in a current inventory of more than 2 billion Phunware IDs across numerous mobile application portfolios for more than 1 billion MAUDs across more than 1 trillion database events and petabytes of information.” Please clarify what you mean by “Phunware IDs,” “MAUDs,” “database events” and “petabytes of information.” Explain how each of these measures is defined and calculated and how this information is used in analyzing your business.

Response: The Company has been advised by Phunware that the measures of “Phunware IDs,”, “MAUDs,” and “database events” have the following definitions and calculations, and that such information is used in the following manner in analyzing Phunware’s business:

“Phunware IDs” are defined as a unique identifier assigned to a mobile device when it is first visible to Phunware’s platform. This is measured through queries counting unique devices.

“MAUDs” are defined as a Monthly Active Unique Device. This is measured through queries counting unique devices.

“Database Events” is defined as the existence of a record in one of Phunware’s databases that record interactions of devices with its platform.

Securities and Exchange Commission

June 11, 2018

The Company has been further advised by Phunware that references to “petabytes of information” is defined as a measurement of the total volume (in bytes) of the data that Phunware’s platform has processed over time. This is measured through viewing the storage capacity levels of the data storage systems Phunware maintains.

The above information drives Phunware’s data subscription services and application transactions revenue product lines.

Key Business Metrics, page 195

26.	Comment:

Revise to disclose the exact percentage of dollar-based revenue retention rate in fiscal 2017 rather than refer to greater than 100% as this provides further insight into the level of expansion and retention by your customer base.

Response: Pursuant to input from Phunware, the Company has revised the disclosure on page 207 of Amendment No. 1 to disclose the exact percentage of dollar-based revenue retention rate in fiscal 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue, page 200

27.	Comment:

You indicate that the decrease in media revenue was primarily due to a decrease in sales to a materially significant customer who discontinued an ongoing ad campaign with a media advertising agency. Given the apparent significance of this matter to your operations, please quantify the decrease in revenue specific to this customer to provide better visibility into the results of the media revenue stream. Also, please note any continuing impact the loss of this customer will have on your results of operation. Similar revisions should be made to your liquidity discussion with regards to the increase in the allowance for doubtful accounts related to this customer and the potential impact on your future liquidity. Lastly, please clarify whether you reserved for the entire amount due from this customer. Refer to Item 303 of Regulation S-K and Sections III and IV of SEC Release No. 33-8350.

Response: Pursuant to input from Phunware, the Company has revised the disclosure on pages 212 of Amendment No. 1 to specifically disclose that the quantifiable decrease in revenue due to a decrease in sales to Fetch was $3.8 million for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, and $20.2 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. Phunware has also discussed the continuing impact that the loss of this customer will have on its operations. Phunware has correspondingly updated page 216 of Amendment No. 1 to correspondingly discuss the potential impact on our liquidity with respect to the doubtful accounts related to Fetch. Phunware has also updated its disclosure on page 216 of Amendment No. 1 to disclose the reserve for Fetch as of March 31, 2018 and December 31, 2017.

Securities and Exchange Commission

June 11, 2018

28.	Comment:

Please identify the “materially significant customer” that caused the 71.4% decline in media revenue. In this regard, we note that during the year ended December 31, 2017, your sales were concentrated with Fox Networks Group and Fetch Media, Ltd., which accounted for 44% and 11% of your net sales.

Response: Pursuant to input from Phunware, the Company has revised the disclosure on page 213 of Amendment No. 1 to specifically disclose that Fetch was primarily responsible for the 71.4% decline in applications transaction revenue.

Change in Independent Registered Public Accounting Firm of Phunware, page 238

29.	Comment:

You state that in connection with the audit of the company’s “financial statements as of December 31, 2016 and for the year then ended,” there were no disagreements with E&Y. Please clarify for us whether during the two most recent fiscal years and the subsequent interim period preceding E&Y’s declination to stand for reappointment on January 5, 2018, there were any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement(s) in connection with its report. Refer to Item 304(a)(iv) of Regulation S-K.

Response: Pursuant to input from Phunware, the Company has revised the disclosure on page 254 of Amendment No. 1 to clarify that there were no disagreement on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure. Further, pursuant to this input from Phunware, the Company has revised the disclosure on page 254 of Amendment No. 1 to indicate there were no disagreements with E&Y through January 8, 2018, and Phunware has requested E&Y to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of such letter, dated June 8, 2018 is filed as Exhibit 16.1 to the Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Media Revenue, page F-26

Securities and Exchange Commission

June 11, 2018

30.	Comment:

You state that you are the primary obligor in all advertising arrangements because you are responsible for identifying and contracting with third-party advertisers. Please clarify whether third-party advertiser is referring to the advertising agency or the advertising company.

Response: Pursuant to input from Phunware, the Company has revised the disclosure on page F-26 of Amendment No. 1 to clarify that third-party advertisers refers to both advertising agencies and advertising companies.

Multiple-Element Arrangements, page F-26

31.	Comment:

Please explain further your statement that you are unable to determine VSOE for arrangements that include perpetual licenses, maintenance and services due to the lack of VSOE for maintenance bundled with the term licenses. In this regard, it is unclear why the accounting for your term licenses would impact the ability to establish VSOE for your perpetual licenses.

Response: The Company acknowledges the Staff’s comment. The Company has been advised by Phunware that Phunware is only engaged in selling term licenses, not perpetual licenses, to its platform subscription customers and that there has been no revenue generated from perpetual licenses for the time periods presented. Phunware has correspondingly updated the footnote disclosure to remove such references.

Proxy Card, page G-1

32.	Comment:

We refer to the “The Stellar Business Combination Proposal.” Please clarify that Stellar shareholders must vote for or against the proposal in addition to checking the “Intention to Exercise Redemption Rights” box to exercise their redemption rights.

Response: The Company has revised the disclosure on pages 25 and 99 of Amendment No. 1 to clarify that Stellar shareholders are not required to vote for or against the proposal in order to exercise their redemption rights and also specify procedures for Stellar shareholders to exercise such rights. Pursuant to such procedural requirements, Stellar shareholders are not required to check any box on the Stellar proxy card to exercise their redemption rights. The Company has revised the Stellar proxy card accordingly.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Stellar Acquisition III Inc.’s legal counsel, Stuart Neuhauser, Esq., or Jeffrey Rubin, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Securities and Exchange Commission

June 11, 2018

Very truly yours,

STELLAR ACQUISITION III INC.

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title:	Co-Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP